Exhibit 21.1

Subsidiaries of the Registrant

Name of Subsidiary	Jurisdiction of Incorporation or Organization

Earlychildhood LLC	California

Educational Products, Inc.	Texas

Marketing Logistics, Inc.	Minnesota

SmarterKids.com, Inc.	Delaware